SO 4/2/04

[redacted]

04016969

ES
E COMMISSION
20549

(A)

VF 4-1-04

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 29 2004
WASH, D.C. 153

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-65595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 19, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6252 Keokea Place
(No. and Street)

Honolulu, (City) HI (State) 96825 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Min Wen Yang (808) 395-5422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Latham, David E. C.P.A.
(Name – *if individual, state last, first, middle name*)

735 Bishop Street, Suite 432 (Address) Honolulu, (City) HI (State) 96813-4820 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Min Won Yang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun's Brothers Securities, Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNE E. DIXON NOTARY PUBLIC STATE OF HAWAII

Signature

President

Title

Notary Public

Jeanne E. Dixon, Notary Public, State of Hawaii

My Commission Expires: 9/15/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: September 30, 2003

Sun's Brothers Securities, Inc.
(Name of Respondent)

6252 Keokea Place, Honolulu, Hawaii 96825
(Address of principal executive office)

Min Won Yang
President
Sun's Brothers Securities, Inc.
6252 Keokea Place
Honolulu, Hawaii 96825
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SUN'S BROTHERS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2003

Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

I have audited the accompanying Statement of Financial Condition of Sun's Brothers Securities, Inc. of September 30, 2003, and the related Statements of Operations, changes in Stockholder's Equity, changes in liabilities subordinated to claims of creditors, and cash flows for the period September 19, 2002 (date of inception) to September 30, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2003, and the results of its operations and its cash flows for the period September 19, 2002 (date of inception) to September 30, 2003, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David E Latham

March 25, 2004

C:\My Documents\SUNS BROTHERS SEC 03\OPINION.wpd

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: davidlathamcpa@compuserve.com

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

Current Assets - cash in bank	$	1,771
Property and equipment: Net of accumulated depreciation of $1,441		1,834
Other Asset - cash on deposit with Broker-Dealer		35,190
Total assets	$	**38,795**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities - Accounts payable and accrued expenses	$	2,137
Stockholder's equity:		
Common stock, $1.00 par value; 1,000 Shares outstanding		1,000
Additional paid-in capital		99,042
Retained earnings (loss)		(63,384)
Total stockholder's equity		36,658
Total liabilities and stockholder's equity	$	**38,795**

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF OPERATIONS
PERIOD SEPTEMBER 19, 2002 (date of inception) TO SEPTEMBER 30, 2003

Revenue:		
Commissions	$	2,041
Interest		190
	$	2,231
Expenses:		
Commissions and other employee compensation and benefits	$	34,970
Depreciation		1,441
Other operating expenses		29,204
		65,615
Net Loss before provisions for Income Tax		(63,384)
Income Tax		-0-
Net (Loss)	$	**(63,384)**

See Notes to Financial Statements

C:\My Documents/SUNS BROTHERS SEC 03

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
PERIOD SEPTEMBER 19, 2002 (date of inception) To SEPTEMBER 30, 2003

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Stock-holders' Equity
September 19, 2002 Stock issued	$ 1,000	$ 99,042	$	$ 100,042
Net Loss for period			(63,384)	$ (63,384)
Balance at September 30, 2003	$ 1,000	$ 99,042	$ (63,384)	$ 36,658

See Notes To Financial Statements

A:\02-corp.fin\Abel-Behnke\Equt-pg4

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

PERIOD SEPTEMBER 19, 2002 (date of inception) To SEPTEMBER 30, 2003

Activity during period	$ - 0 -
Balance, September 30, 2003	$ - 0 -

See Notes To Financial Statements

C:/My Documents/SUNS BROTHERS SEC 03/equt-pg4-5

SUNS'S BROTHERS SECURITIES, INC.

STATEMENT OF CASH FLOWS
PERIOD SEPTEMBER 19, 2002 (date of inception)
To SEPTEMBER 30, 2003

Cash flows (unused for) operating activities:		
Net (Loss)	$	(63,384)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation during period		1,441
Change in operating assets and liabilities:		
Accounts payable and accrued liabilities at end of period		2,137
Net cash (used) by operating activities	$	(59,806)
Cash flows (used) in investing activities:		
Purchase of Equipment		(3,275)
Cash deposit with Broker-dealer		(35,190)
Net cash (used) by investing activities	$	(38,465)
Cash flows provided by financing activities:		
Issues of common stock		1,000
Paid in capital		99,042
Net cash provided by financing activities	$	100,042
Net Increase in cash	$	1,771
Cash at September 30, 2003	$	1,771
Supplemental cash flow disclosure		
Income tax paid	$	0
Interest paid		0

See Notes To Financial Statements

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2003

Note A - Summary of Significant Accounting Policies:

Business activities:

Sun's Brothers Securities, Inc. was registered on December 16, 2002 as a Broker/Dealer persuent to Section 15(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are to buy orders for the sale of mutual funds and securities, consulting, and related financial advisory services in the state or Hawaii. Sun's Brothers Securities, Inc is required to maintain a minimum "net capital" of $5,000 at all times.

Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The company incurred a loss during the period. The resulting Net Operating Loss may be carried forward to offset future taxable earnings and thus reduced corporation taxes in future years.

C:\My Documents\SUNS BROTHERS SEC 03\ANNUAL2003.wpd

Property, equipment and depreciation:

Property and equipment are stated at cost.

Depreciation is computed using the accelerated method over the estimated useful lives of the assets, five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS).

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003, the Company had net capital of $16,330, which was $11,330 in excess of its required net capital of $5,000. The Company's net capital ratio was .14 to 1.

Note C - Fully Disclosed Cleaning Agreement:

Sun's Brothers Securities, Inc. has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers. As part of that agreement, the Company maintains a deposit of $35,000 with the clearing broker-dealer.

Note D - Related Party Transactions:

The Company has an expense agreement with Min Won Yang, sole stockholder in which the sole stockholder agrees to assume payment responsibilities for paying certain ongoing business expenses of Sun's Brothers Securities, Inc. including space rent, utilities and insurance required for office space, and related miscellaneous ongoing expense for the operation of the business.

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION
September 30, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	36,658
Add:		
Allowable credits		0
Total capital and allowable credits		36,658
Deduct:		
Non-allowable assets		1,834
Total capital		34,824
Other additions and/or allowable credits		0
Net capital before haircuts on securities positions		34,824
Haircuts on securities		
Common stock		0
Net Capital		**34,824**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3%) of aggregate indebtedness	$	142
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital		29,824

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	2,137
Total Aggregate indebtedness	**$**	**2,137**
Percentage of aggregate indebtedness to net capital		**6%**

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION

RECONCILIATION OF COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2003

Net capital per respondent's most recent X-17A-5, Part II	$	35,036
Adjustment for:		
Decrease in cash - outstanding checks		(212)
Net capital per audited financial statements	$	34,824

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 SEPTEMBER 30, 2003

Credit balance in customers' security accounts	$	- 0 -
Debit balance		- 0 -
Reserve computation:		
Excess of total debts over total credits		None
Required deposit		None

There is no material difference between the corporation's computation included in Part II of form X-17A-5 as of September 30, 2003, and the computation presented.

SUN'S BROTHERS SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER Rule 15c-3-3
September 30, 2003

Sun's Brothers Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities and does not carry accounts of, or for, customers.